 Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2011 Annual General Meeting of Shareholders to be held on Thursday, August 25, 2011 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel, for the following purposes:

1.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;

2.	To reelect six directors for terms expiring at our 2012 Annual General Meeting of Shareholders;

3.	To reelect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a second three-year term;

4.	Subject to the approval of Item 3, to approve the compensation to be paid to both of our outside directors (as such term is defined in the Israeli Companies Law);

5.	To ratify and approve the compensation of the Chairman of our Board of Directors;

6.	To approve the compensation of Mr. Yaacov Goldman, an independent director and our audit committee financial expert (subject to the reelection of Mr. Goldman as a director);

7.	To ratify and approve the consultancy fee to be paid to Mr. Roger Challen, a director;

8.	To approve amendments to our Articles of Association with respect to provisions relating to insurance and indemnification of directors and officers;

9.
Subject to the approval of Item 8, to approve an amended form of indemnification letter for directors and officers, including directors and officers who are controlling shareholders (within the meaning of the Israeli Companies Law);

10.	To approve terms of procurement of directors’ and officers’ liability insurance policy;

11.	To approve amendments to the 2006 Stock Option Plan;

12.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2010; and

13.	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 18, 2011 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Chaim Mer Chairman of the Board of Directors

July 18, 2011

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, August 25, 2011, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting and the enclosed proxy card, as well as our consolidated financial statements for the year ended December 31, 2010, are being mailed to shareholders on or about July 21, 2011.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; (ii) the reelection of six directors for terms expiring at our 2012 Annual General Meeting of Shareholders; (iii) the reelection of Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a second three-year term; (iv) subject to the approval of Item 3, approval of the compensation to be paid to both of our outside directors (as such term is defined in the Israeli Companies Law); (v) ratification and approval of the compensation of the Chairman of our Board of Directors; (vi) approval of the compensation of Mr. Yaacov Goldman, an independent director and our audit committee financial expert (subject to the reelection of Mr. Goldman as a director); (vii) ratification and approval of the consultancy fee to be paid to Mr. Roger Challen, a director; (viii) approval of amendments to our Articles of Association with respect to provisions relating to insurance and indemnification of directors and officers; (ix) subject to the approval of Item 8, approval of an amended form of indemnification letter for directors and officers, including directors and officers who are controlling shareholders (within the meaning of the Israeli Companies Law); (x) approval of terms of procurement of directors’ and officers’ liability insurance policy; and (xi) approval of amendments to the 2006 Stock Option Plan.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 18, 2011, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of July 18, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,459,057 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and outside director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from five of our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer, Mr. Roger Challen, Mr. Lior Salansky and Mr. Isaac Ben-Bassat, who together hold approximately 68.5% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and outside director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 43665, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of July 18, 2011 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Roger Challen	1,087,308	(3)	24.4%
Chaim Mer and Dora Mer	1,057,852	(4)	23.7%
Lior Salansky	564,928	(5)	12.7%
Isaac Ben-Bassat	344,607	(6)	7.7%
Eytan Barak	--		--
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (10 persons)	3,173,123		70.1%
___________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of July 18, 2011.

(3)
The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(4)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 179,808 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)	Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(7)	Includes 69,375 ordinary shares subject to currently exercisable stock options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan and warrants.

I.   RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 1 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2011, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2010, we paid Kost Forer Gabbay & Kasierer $100,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2011, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.  ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, see Item 3).

At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director, Messrs. Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband, Yaacov Goldman and Lior Salansky, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2011 annual general meeting of shareholders.

Each of the director nominees has submitted a written declaration in accordance with Section 224(b) of the Israeli Companies Law.  Such declarations are available for review at our registered office.

We do not follow the NASDAQ Listing Rules with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Listing Rules, and instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

We also do not follow the requirements of the NASDAQ Listing Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  None of the nominees are expected to be unavailable.

If reelected at the Meeting, our Audit Committee and Board of Directors have determined that we will pay Messrs. Isaac Ben-Bassat, Steven J. Glusband and Lior Salansky for their service in such capacity an annual fee of approximately $8,400 and a per meeting attendance fee of $300.  Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we disclose such resolution to our shareholders.  For the compensation of Messrs. Chaim Mer, Yaacov Goldman and Roger Challen, see Item 5, 6 and 7, respectively.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Nominees For Election As Director For Terms Expiring In 2012

Chaim Mer (63) has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Isaac Ben-Bassat (57) has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Roger Challen (65) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. degree in Economics and Mathematics from Yale University.

Steven J. Glusband (64) has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (56) has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Elron Electronic Industries Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., DS Apex Holdings Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009, as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a certified public accountant (Israel).

Lior Salansky (46) has served as a director since April 2, 2008.  Mr. Salansky served as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

III.  REELECTION OF OUTSIDE DIRECTOR
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the outside director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either: (i) the majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or (ii) the majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

Outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions are met:  (i) one or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or (ii) the board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

At our annual general meeting of shareholders held in August 2007, Mr. Eytan Barak was elected to serve as an outside director for an initial three-year term and at our annual general meeting of shareholders held in December 2010, he was reelected to serve as an outside director for a second three-year term.  At our annual general meeting of shareholders held in August 2008, Ms. Varda Trivaks was elected to serve as an outside director for an initial three-year term.  Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Trivaks as an outside director for a second three-year term, effective as of the date of the Meeting.

Our Board of Directors has determined that Ms. Trivaks qualifies as an outside director, after receiving from her a declaration confirming her qualifications under the Israeli Companies Law to be elected as an outside director.  Ms. Trivaks has also submitted a written declaration in accordance with Section 224(b) of the Israeli Companies Law.  Such declarations are available for review at our registered office.  In addition, our Board of Directors has determined that each of Mr. Barak and Ms. Trivaks has “accounting and financial expertise.”

Set forth below is a brief biography of the nominee for outside director, based upon our records and information furnished to us.

Varda Trivaks (54) has served as an outside director since August 2008 and is a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery.  Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares of non-controlling shareholders (and shareholders who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholder) who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders (and shareholders who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholder) who vote against such proposal do not represent more than 2% of the voting rights in our company.

The Board of Directors recommends a vote FOR the election of the nominee for outside director named above.

Outside Director Continuing in Officer

Biographical information concerning the outside director continuing in office follows for informational purposes only.

Eytan Barak (66) has served as an outside director of our company since August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Elgo Ltd., Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

IV.  APPROVAL OF COMPENSATION TO BE PAID TO THE OUTSIDE DIRECTORS
(Item 4 on the Proxy Card)

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations.  Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts).  However, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

We currently pay our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,950) and a per meeting attendance fee of NIS 1,090 (currently equivalent to approximately $320).  Our Audit Committee and Board of Directors have approved, subject to the election of Ms. Varda Trivaks (see Item 3) and shareholder approval, an increase in the per meeting attendance fee to be paid to both of our outside directors to NIS 1,700 (currently equivalent to approximately $500).  Accordingly, subject to the election of Ms. Varda Trivaks as an outside director for a second three-year term, we propose to pay Ms. Trivaks and Mr. Barak, effective as of Ms. Trivaks election as an outside director and for the duration of their service in such capacity, compensation in the form of an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,950) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $500).  Under the Israeli Companies Law, the payment of such compensation to an outside director requires shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Ms. Varda Trivaks as an outside director for a second three-year term, to pay to Ms. Trivaks and Mr. Barak for the duration of their service in such capacity, compensation in the form of an annual fee, payable quarterly, of NIS 30,500 and a per meeting attendance fee of NIS 1,700.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V. APPROVAL OF THE COMPENSATION OF THE CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 5 on the Proxy Card)

Under the Israeli Companies Law, the compensation of an office holder who is a controlling shareholder must be approved by our Audit Committee, Board of Directors and shareholders, supported by a special majority.

Mr. Chaim Mer has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer, in his capacity as the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month.  Mr. Mer, together with his wife Mrs. Dora Mer, is the beneficial owner of 23.7% of our outstanding ordinary shares.  Mr. Mer may be deemed to be a controlling shareholder of our company.

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Amendment, which implements a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of the Amendment became effective on May 15, 2011.  In accordance with Amendment No. 16, in general any transaction or compensation arrangement with a controlling shareholder, including transactions and compensation arrangements that were in effect prior to Amendment No. 16, must be approved by the audit committee, board of directors and shareholders every three years.  Furthermore, existing transactions and compensation arrangements with controlling shareholders must be approved by the later of (i) May 15, 2011. (ii) the first general meeting after May 15, 2011, and (iii) three years from the date the transaction was last approved by the shareholders.  On June 28, 2011 and June 29, 2011, our Audit Committee and Board of Directors, respectively, approved, subject to shareholder approval, the payment to Mr. Mer of the compensation described above in consideration for the management services that he provides to our company.

         It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of a monthly fee of $7,000 to Mr. Chaim Mer, the Chairman of the Board of Directors, in consideration for the management services that he provides to the Company, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI. APPROVAL OF THE COMPENSATION OF MR. YAACOV GOLDMAN, AN INDEPENDENT
 DIRECTOR AND AUDIT COMMITTEE FINANCIAL EXPERT
(Item 6 on the Proxy Card)

Under the Israeli Companies Law, the compensation of a director must be approved by our audit committee, board of directors and shareholders.

Mr. Yaacov Goldman has served as a director of our company since May 2004 and is a member of our audit committee.  Mr. Goldman qualifies as an independent director under SEC and NASDAQ rules and is our audit committee financial expert, as defined under SEC rules.  In consideration of such services, we pay Mr. Goldman an annual fee of $16,800 and a per meeting attendance fee of $400.  We believe that such compensation is appropriate due to Mr. Goldman’s professional expertise, deep understanding of our business and additional contribution to our company in his capacity as audit committee financial expert.  On June 28, 2011 and June 29, 2011, our Audit Committee and Board of Directors, respectively, approved, subject to shareholder approval, that if reelected as a director at the Meeting (see Item 2), we will pay to Mr. Goldman the annual and per meeting fees described above.

         It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the reelection of Mr. Yaacov Goldman as a director, that the payment of an annual fee of $16,800 and a per meeting attendance fee of $400 to Mr. Goldman, an independent director and audit committee financial expert, in consideration of his services as a director, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VII. APPROVAL OF CONSULTANCY FEE TO MR. ROGER CHALLEN, A DIRECTOR
(Item 7 on the Proxy Card)

Under the Israeli Companies Law, the compensation of a director for services provided to the company in his or her capacity as a director or any other position must be approved by our Audit Committee, Board of Directors and shareholders.

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions of AnchorPoint, Mr. Roger Challen, the controlling shareholder of AnchorPoint (now known as The Info Group Inc.), has been employed by our company for an annual salary of $77,760.  Our Audit Committee and Board of Directors terminated such employment relationship with Mr. Challen effective as of June 30, 2011, and instead, subject to shareholder approval, Mr. Challen will continue to provide consultancy services to us for a monthly fee of $2,000.

The Info Group Inc. is a major shareholder of our company and Mr. Roger Challen, the controlling shareholder of The Info Group Inc., is the beneficial owner of 24.4% of our ordinary shares held of record by The Info Group Inc.  Mr. Challen has served as a director of our company since April 1, 2009.

        On June 28, 2011 and June 29, 2011, our Audit Committee and Board of Directors, respectively, approved, subject to shareholder approval, the consultancy fees described above.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the engagement of Mr. Roger Challen, a director, as a consultant for a monthly fee of $2,000, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VIII.  APPROVAL OF AMENDMENTS TO OUR ARTICLES OF ASSOCIATION
(Item 8 on the Proxy Card)

A recent amendment to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to $290,505), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.  The term “office holder” of a company is defined under the Israeli Companies Law to include a director, general manager or chief executive officer, a vice president or any officer who reports directly to the general manager or chief executive officer of a company and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above.  Under the Israeli Companies Law, an amendment to a company’s articles of association must be approved by the shareholders.  Accordingly, we propose to amend and restate Articles 110 and 111 of our Articles of Association as set forth below.  The words proposed to be added are highlighted in boldface font and underlined.

“110.       Liability Insurance

Subject to the provisions of the Companies Law, the Company shall be entitled to enter into an insurance contract covering the liability of an Officer thereof due to a liability to be imposed on him due to an act performed in his capacity as an Officer thereof, for each one of the following:

(i)	A breach of the duty of care owed to the Company or to another person;

(ii)	A breach of the fiduciary duties owed to the Company, provided that the Officer shall have acted in good faith and had reasonable cause to believe that the act would not harm the Company’s interests;

(iii)	A monetary liability imposed on him in favor of another person; or

(iv)
Reasonable litigation expenses, including attorney fees, incurred by the Officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law") and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

111.         Permission to Indemnify

The Company may (a) undertake in advance to indemnify an Officer for liabilities or expenses as specified in subsections (1) through (3) below, to be imposed on the Officer due to an act performed in such capacity, provided that with respect to a financial liability imposed on the Officer by any judgment, settlement or court-approved arbitration award as specified in subsection (1) below, the undertaking must be restricted to types of occurrences which the Board of Directors shall deem to have been foreseeable at the time the undertaking to indemnify is made due to the Company’s activities, and to an amount or standard that the Board of Directors has determined is reasonable under the circumstances; and (b) indemnify an Officer retroactively for liabilities or expenses as specified in subsections (1) through (3) below or any other liability or expense which is permitted at the time by the Israeli Companies Law and/or any other applicable law (“Undertaking to Indemnify”).

(1)	A monetary liability imposed on the Officer in favor on another person pursuant to a judgment, including a settlement or an arbitration award that was approved by a court.

(2)
Reasonable litigation expenses, including attorney’s fees, actually incurred by the Officer or imposed upon the Officer by a court, in an action, suit or proceeding initiated against the Officer by the Company or on its behalf or by another person, or in a criminal charge from or in which the Officer shall have been acquitted or convicted of an offense requiring no proof of criminal intent (mens rea).

(3)
Reasonable litigation expenses, including attorney’s fees, actually incurred by an Officer due to an investigation or proceeding conducted against the Officer by a competent authority, and which concluded without the filing of an indictment against the Officer and without a monetary liability being imposed upon the Officer as an alternative to a criminal proceeding, or having concluded without the filing of an indictment against the Officer but with the imposition of a monetary liability, as an alternative to a criminal proceeding, in an offense requiring no proof of criminal intent (mens rea); or in connection with an administrative enforcement proceeding or a  financial sanction.  Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

In this sub-section (3), a proceeding concluding without the filing of an indictment in a matter in which a criminal investigation was commenced shall mean the closing of the case pursuant to Section 62 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection – the Criminal Procedure Law), or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and a “monetary liability as an alternative to a criminal proceeding” shall mean a monetary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for an offense determined as a fine offense pursuant to the provisions of the Criminal Procedure Law, a monetary penalty or a fine.”

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed amended and restated Articles 110 and 111 of the Articles of Association of the Company relating to insurance and indemnification of directors and officers, as set forth in the proxy statement for the 2011 Annual General Meeting of Shareholders be, and hereby are, approved and adopted.”

        Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.  In order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of the proposal must include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal must not represent more than 2% of the voting rights in our company.  For the purpose of this resolution, Mr. Chaim Mer, the Chairman of our Board of Directors, may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law.

        The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of our Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law) for the purpose of this proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For the definition of “personal interest” under the Israeli Companies Law, see Item 5.

The Board of Directors recommends a vote FOR the foregoing resolution.

IX.  APPROVAL OF AMENDED FORM OF DIRECTORS’ AND OFFICERS’ INDEMNIFICATION LETTER
(Item 9 on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and shareholders have approved giving indemnification letters to all our directors and officers (including a director and/or officer who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law).

        In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Item 8 above, and provided that our Articles of Association are amended as proposed in Item 8 above, we propose to amend our form of such indemnification letter to ensure our directors and officers (including a director and/or officer who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A and is marked to reflect the changes made to the form that was approved in the past.

        In addition, as discussed in Item 5 above, pursuant to Amendment No. 16 to the Israeli Companies Law, an agreement with a controlling shareholder, such as our indemnification letter, must be approved by the audit committee, board of directors and shareholders every three years.  Furthermore, existing agreements with controlling shareholders must be approved by the later of (i) May 15, 2011. (ii) the first general meeting after May 15, 2011, and (iii) three years from the date the transaction was last approved by the shareholders.  Mr. Chaim Mer, the Chairman of our Board of Directors, may be deemed a controlling shareholder.

Our audit committee and board of directors believe that approval of the form of amended indemnification letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.  For the avoidance of doubt, if the proposal is not approved, the validity of the existing form of indemnification letter will not be affected.

Under the Israeli Companies Law, an undertaking to indemnify an officer holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed form of amended indemnification letter, as described above, was approved by our Audit Committee and our Board of Directors on July 14, 2011.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amended form of indemnification letter for officers and directors of the Company who may serve from time to time, attached as Appendix A to the proxy statement for the 2011 Annual General Meeting of Shareholders be, and hereby is, approved and adopted.”

        Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.  In order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of the proposal must include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal must not represent more than 2% of the voting rights in our company.  For the purpose of this resolution, Mr. Chaim Mer, the Chairman of our Board of Directors, may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law.

        The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of our Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law) for the purpose of this proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For the definition of “personal interest” under the Israeli Companies Law, see Item 5.

The Board of Directors recommends a vote FOR the foregoing resolution.

X. APPROVAL OF THE PURCHASE OF DIRECTORS’ AND OFFICERS’ LIABILITY
INSURANCE POLICY
(Item 10 on the Proxy Card)

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.  In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Item 8 above, we may now also insure an officer holder for liabilities incurred as a result of an administrative enforcement proceeding instituted against the office holder.

        Our articles of association, as currently in effect, allow us to insure our office holders to the fullest extent permitted by law prior to the recent amendment to the Israeli Companies Law.  We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $5 million per claim and in the aggregate and an annual premium of $37,500.  Such policy is scheduled to expire on November 30, 2011.

        Our Audit Committee and Board of Directors have approved, subject to shareholder approval, a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), or the New Policy, as follows: (i) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the framework agreement described in this Proxy Statement; (ii) the annual aggregate premium of the New Policy may not exceed 25% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) any New Policy may not be entered into after 2014.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

        If Item 8 is approved, our articles of association will allow us to insure our office holders to the fullest extent permitted by law following the recent amendments to the Israeli Companies Law and the Israeli Securities Law.  Subject to the approval of Item 8, any New Policy that we acquire will entitle us to insure our officers and directors for the additional liabilities permitted by the recent amendments to the Israeli Companies Law and the Israeli Securities Law, as described above.

        Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.  The proposed framework agreement, described above, was approved by our Audit Committee and by our Board of Directors on July 14, 2011.

         It is therefore proposed that at the Meeting the following resolution be adopted:

            “RESOLVED, that the framework agreement of terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all directors of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) set forth in the proxy statement for the 2011 Annual General Meeting of shareholders, be and hereby is approved; and that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions of the framework agreement set forth in the proxy statement for the 2011 Annual General Meeting of Shareholders.”

         Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.  In order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of the proposal must include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal must not represent more than 2% of the voting rights in our company.  For the purpose of this resolution, Mr. Chaim Mer, the Chairman of our Board of Directors, may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law.

        The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of our Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law) for the purpose of this proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For the definition of “personal interest” under the Israeli Companies Law, see Item 5.

        The Board of Directors recommends a vote FOR the foregoing resolution.

XI.  APPROVAL OF AMENDMENTS TO 2006 STOCK OPTION PLAN
(Item 11 on the Proxy Card)

        In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 (post-reverse split) ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of us and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 50,000 (post-reverse split) ordinary shares (subject to adjustment as provided in the 2006 Plan).  As of the date of this proxy statement, only 70,000 (post-reverse split) ordinary shares are available for future option grants under the 2006 Plan.

         In light of the foregoing, our Audit Committee and Board of Directors believe that it is necessary to increase the number of ordinary shares issuable under the 2006 Plan by an additional 200,000 (post-reverse split) ordinary shares, such that we will be entitled to issue up to 400,000 (post-reverse split) ordinary shares under the 2006 Plan.  In addition, our Audit Committee and Board of Directors believe that it is in our company’s best interest to increase the total number of ordinary shares with respect to which options may be granted to any eligible employee during any 12 month period from 50,000 (post-reverse split) ordinary shares to 150,000 (post-reverse split) ordinary shares (subject to adjustment as provided in the 2006 Plan).

         It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 (post-reverse split) ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (post-reverse split) ordinary shares (subject to adjustment as provided in the 2006 Plan).”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

XII.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and consolidated financial statements for the year ended December 31, 2010, which was filed with the SEC on April 1, 2011, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

XIII.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: July 18, 2011

ANNEX  A

Form of Letter of Indemnification – Subject to Approval by the Company’s Shareholders

To: Mr./Ms. _____________	Date: _______________

Letter of Indemnification

Whereas the general meeting of the shareholders of Mer Telemanagement Solutions Ltd. (the “Company”), which convened on August 25, 2011  has resolved to approve the Company’s execution of letters of indemnification as specified below, the Company therefore represents and warrants to the Company’s Officers as follows:

1.
Subject to the Companies Law, 5759-1999 (the “Companies Law”), the Company undertakes to indemnify all the officers thereof for any act or omission performed due to their position in the Company and the Company’s subsidiaries or any Other Company, as defined below, in their capacity as officers of the Company or of a subsidiary or of a company not wholly owned or controlled by the Company, to which they shall have been appointed by the Company as officers (each an “Other Company”), including:

(1)	A monetary liability imposed on them in favor on another person in a judgment, including a judgment issued in a settlement and/or an arbitration award, that was approved by the court.

(2)
Reasonable litigation expenses, including lawyers’ fees, incurred by or charged to them by a court, in a proceeding initiated against them by the Company or on its behalf or by another person, or in a criminal charge from or in which they shall have been acquitted or convicted of an offense requiring no proof of mens rea.

(3)
Reasonable litigation expenses, including attorney fees, incurred by the Officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law") and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

2.	The indemnification, as aforesaid, will apply to liabilities resulting from acts or omissions in the following cases or events, or in connection therewith:

(1)	Securities offerings by the Company and/or by any other shareholder to the public and/or other than to the public, pursuant to prospectuses, notices, reports, tender offers and other proceedings.

(2)	Acts resulting from the Company’s being a public company and/or from securities thereof having been offered to the public and/or traded on a stock exchange (Nasdaq SmallCap Market).

(3)
Events which shall or might have had a material impact on the profitability of the Company and/or on subsidiaries of the Company or Other Companies or on their property, rights or undertakings, including events related to intellectual property rights.

(4)
Acts in connection with investments made by the Company and/or subsidiaries of the Company or any Other Companies that are made in the phases before and/or after the execution of the investment for the purpose of entering into, executing, developing, monitoring and supervising the transaction, including acts performed by the director/officer on behalf of the Company and/or subsidiaries of the Company and/or any Other Company as a director/officer of the corporation which is the subject matter of the investment, etc.

A - 1

(5)
The sale, purchase or holding of negotiable securities for or on behalf of the Company and/or subsidiaries of the Company or any Other Company, including the purchase of the Company’s shares by the Company.

(6)	Acts related to the acquisition or sale of companies, legal entities and assets, and to spin-offs or mergers.

(7)
Acts pertaining to trade relations, including with employees, independent contractors, customers, suppliers and various service providers, including acts performed on behalf of the Company and/or subsidiaries of the Company and/or any of the Other Companies, in the capacity of an officer.

(8)	Events related to the performance of work, safety at work and product quality, both bodily injuries and damage to property.

3.
The aggregate amount of indemnification to which the Company is committed pursuant to this letter of indemnification will not exceed an amount in NIS equal to 3 (three) million U.S. dollars according to the representative rate or any other official exchange rate replacing the same at the time of the liability. It is emphasized that this sum of indemnification shall be the maximum amount which shall be due to all the directors and officers of the Company for the events listed in the letter of indemnification, and any amount received from officers’ liability insurance shall be deducted from this sum.

The sum of the indemnification to be actually paid will be limited only to sums not covered by the insurance and not actually paid. An officer shall not be entitled to payment from the Company for damage, for which an indemnification payment shall already have been made by another and/or by the Company.

If a legal proceeding against an officer shall have been initiated or will be feared or threatened, for which they shall be entitled to indemnification, the Company shall give such officers an advance in an amount to be estimated thereby to cover reasonable legal expenses, including lawyers’ fees. The said indemnification is subject to the officer’s full cooperation in connection with the legal proceeding for which the advance shall be paid to cover reasonable legal expenses.

If required by law, the audit committee and the Company’s board of directors shall discuss the indemnification request and the rate thereof, and shall decide the matter, provided that no law is violated.

4.	The Company shall not indemnify officers for a monetary liability imposed on them in the following cases:

(1)	A breach of fiduciary duties, unless the officers shall have acted in good faith and had reasonable cause to believe that the act would not harm the company’s interests;

(2)	A breach of the duty of care committed intentionally or with reckless disregard;

(3)	An act committed with the intention of unlawfully deriving personal gain;

(4)	A fine or penalty imposed on them.

_______________________
(signature + stamp)

A - 2